                                                                     EXHIBIT D-4

                            UNITED STATES OF AMERICA
                                   BEFORE THE
                      FEDERAL ENERGY REGULATORY COMMISSION

OREGON ELECTRIC UTILITY COMPANY
PORTLAND GENERAL ELECTRIC COMPANY                        DOCKET ER04 - 1206 -000
PORTLAND GENERAL TERM POWER PROCUREMENT COMPANY

                 APPLICATION OF OREGON ELECTRIC UTILITY COMPANY,
                     PORTLAND GENERAL ELECTRIC COMPANY, AND
               PORTLAND GENERAL TERM POWER PROCUREMENT COMPANY FOR
                 PORTLAND GENERAL TERM POWER PROCUREMENT COMPANY
          TO ENGAGE IN SALES TO THIRD PARTIES AT MARKET-BASED RATES AND
                   TO ENGAGE IN AFFILIATE TRANSACTIONS AT COST

      Oregon Electric Utility Company, LLC ("OEUC"), Portland General Electric Company ("PGE"), and Portland General Term Power Procurement Company ("PPC"), request necessary approvals from FERC to enable OEUC to restructure PGE's wholesale energy procurement activity following OEUC's acquisition of all of the issued and outstanding common stock of PGE from Enron Corp. ("Enron"). The purpose of the restructuring is to enable PGE to acquire power at a reasonable cost to meet its native load requirements while allowing OEUC and its Managing Member to meet the requirements for exemption as an intrastate public utility holding company under Section 3(a)(1) of the Public Utility Holding Company Act ("PUHCA"). As described below, Applicants propose to set up a subsidiary, the sole business of which would be procurement for PGE's retail load. This separate affiliated term power procurement company would engage in wholesale power transactions, including purchases and sales at the Mid Columbia ("Mid C") Market Hub (a trading hub located in Washington state) and other out-of-state trading hubs, and transfer the portfolio of purchased power to PGE at the net cost of such transactions.(1)

      In Part I, Applicants provide a background description of PGE's operations, Oregon retail rate regulation, and the decision of the Securities and Exchange Commission ("SEC") holding that, by virtue of the volume of PGE's out of state sales of electricity, Enron did not qualify for the Section 3(a)(1) exemption. In Part II, the proposed restructuring is described. In Part III, Applicants demonstrate that PPC qualifies for approval to charge market-based rates in transactions with third parties. In Part IV, approval is requested for PPC and PGE to engage in transactions with each other. As proposed, the transactions between PPC and PGE cannot give rise to the affiliate abuse concerns that FERC has identified with respect to transactions between a power marketer and its affiliated transmission-owning utility. Applicants will further demonstrate that this restructuring causes no harm to PGE's retail customers or wholesale trading partners and is consistent with the SEC decision respecting the availability of a PUHCA exemption for PGE and its holding company owner. In
Part V, Applicants request the usual blanket authorizations and waivers applicable to power marketers.

I.    BACKGROUND OF RESTRUCTURING APPLICATION

      OEUC has agreed to acquire all the issued and outstanding common stock of PGE for $1.25 billion plus an estimated purchase price adjustment, for a total purchase price of approximately $1.4 billion. As a result of this proposed transaction, OEUC will serve as a "holding company" whose sole purpose will be to hold the stock of PGE. PGE's name will not change, PGE headquarters will remain in Portland, and PGE's current management team will continue to operate the utility on a day-to-day basis. However, OEUC will appoint a new board

------------------------
(1) PPC will transfer the net power in its "prompt month" portfolio to PGE at the net sum of the cost of all purchases and revenues of all the sales on a delivery point basis.

of directors for PGE with considerable business expertise and prominent local representation. Among Board members who have been identified to date are seven prominent Oregonians and two other accomplished Pacific Northwest business leaders, many of whom currently or have previously worked with several of the region's largest business enterprises and PGE's largest customers.

      At closing, OEUC will be comprised of three distinct groups: (1) the Managing Member LLC and its individual owners, Gerald Grinstein, Tom Walsh, Robert Miller, Peter Kohler, and Duane McDougall; (2) the "Class A Investors" which will be comprised of two investment funds, TPG Partners III, L.P. and TPG Partners IV, L.P., managed by Texas Pacific Group ("TPG");(2) and (3) the "Class B Investors," which will include the Bill & Melinda Gates Foundation (the "Gates Foundation") and OCM Opportunities Fund III, L.P. ("OCM").

      A.    Pending Filings Related to the Acquisition

      On March 8, 2004, OEUC filed an application to acquire PGE with the Oregon Public Utility Commission ("OPUC"), Docket UM 1121. OEUC advised OPUC that its planned acquisition will bring benefits to PGE's customers and will serve the public interest as follows:

      - Remove Enron as the owner of PGE and place in the hands of unified ownership -- ensuring certainty of ownership, stability, and strong shareholder support;

      - Re-establish local focus through significant Oregon representation on PGE's Board of Directors -- ensuring accountability to customers and community concerns;

      - Recruit a first-class board, including experienced industry executives and national and local business leaders -- ensuring that PGE management has the best advice on how to navigate the challenges ahead;

------------------------
(2) TPG is the name under which Tarrant Partners L.P. does business.

      - Re-invigorate board-level strategic direction and long-term planning -- ensuring PGE's long term health;

      - Invest in the future of PGE through capital reinvestment -- ensuring reliability and efficiency of existing assets and the acquisition and development of new resources; and

      - Reinforce management's efforts to achieve best-in-class performance across PGE's critical service metrics and to instill financial discipline throughout the business -- ensuring that customers receive safe, reliable, and efficient electric service.

      On April 7, 2004, OEUC joined Enron and PGE in filing an application for FERC approval of the transfer of jurisdictional facilities pursuant to Section 203 of the Federal Power Act ("FPA"), Docket EC04-90-000.

      Contemporaneous with this filing, related to the instant restructuring, PGE is making a filing with OPUC to obtain OPUC approval of transactions between affiliated interests and application by a utility to guarantee indebtedness, pursuant to O.R.S. 757.495.

      A Section 3(a)(1) application regarding exempt status under the Public Utility Holding Company Act ("PUHCA") will subsequently be filed with the SEC.

      B.    Description of PGE Operations

      PGE is a public utility company, incorporated and doing business in Oregon under the regulation of the OPUC. PGE is engaged in the generation, transmission, distribution, and retail sale of electricity. PGE also makes wholesale purchases and sales of electricity.

      In Oregon, PGE wholly owns six hydroelectric generating plants and two natural gas or oil-fired generating plants. PGE also has an approximately 67% ownership interest in two other hydroelectric generating plants, and an approximately 65% ownership interest in a coal-fired plant.

      Outside of Oregon, PGE owns a 20% interest in Units 3 and 4 of the Colstrip coal-fired generating plant in Colstrip, Montana, together with associated transmission lines. The Colstrip plant constitutes approximately 14% of all electric generating capacity owned by PGE. In addition, PGE has several long-term power purchase agreements with Washington state public utility districts for a percentage of the output of four hydroelectric dams on the Columbia River in Washington.

      PGE provides electric service to its retail customers (all of whom are Oregon residents) by using generation facilities it owns and by buying electricity in the wholesale market from other suppliers, some of whom are located outside of Oregon. PGE's wholesale sales (3) occur both inside and outside of Oregon.(4)

      PGE is a generation-short utility and meets its retail customers' needs with a combination of generation and long-term and short-term purchases. PGE enters into long-term forward power contracts to assure reliable energy supplies for its Oregon customers, but on a short-term basis it must sell surplus power at the interstate market hubs to minimize the overall costs of power to its ratepayers. As the Commission is well aware, the trading of energy and capacity between utilities or at trading hubs is common practice to achieve reliability and lower the costs of supplying power to customers. As the OPUC stated, "[i]t benefits Oregon ratepayers that Portland General transacts purchases and sales of electricity at wholesale in the most cost effective markets available in the Western Interconnection, regardless of where such markets

------------------------
(3) PGE does not have wholesale requirements customers, but does have certain retail full and partial requirements customers. PGE's wholesale customers are generally its trading counterparties.

(4) PGE also owns approximately 20% of the Pacific Northwest AC Intertie. The Intertie is part of a major north-south transmission line that links the Pacific Northwest and the Southwest. PGE uses the Intertie to transmit power it purchases and sells, inside and outside of Oregon. The Intertie allows PGE access to California power producers and wholesale purchasers.

happen to be located."(5) Furthermore, in PGE's case, this activity is not only encouraged by the OPUC, but is required by Oregon law which imposes an affirmative obligation on PGE to provide reliable, efficient service.(6) PGE generation is not sufficient to meet the load requirements of its retail customers. These purchase and sales transactions occur both in advance of a given year, as PGE seeks the most economic mix of resources to provide power on a forward basis and hedge its risks, and during a given year, as PGE seeks to optimize its portfolio by lowering the overall cost of its power while assuring reliability of supply. Whether on a forward basis or during a given year, changes in conditions such as weather, plant availability, power and fuel prices, and customer loads cause PGE to buy or sell power at wholesale to manage the cost and risk of its power supply portfolio. Because much of the variable cost of PGE's resource portfolio is at market, rather than embedded cost, active trading is more necessary to manage cost and risk than is true for utilities that rely substantially on embedded cost resources with low variable costs.

      PGE needs to manage its power portfolio price and reliability risk at trading hubs that present the greatest amount of price discovery and market liquidity, such as the Mid C Market Hub located in the state of Washington. PGE also trades at other trading hubs, including California/Oregon Border ("COB") and Palo Verde.

      Wholesale sales generate gross revenue. Net revenue from these sales is sometimes positive and sometimes negative. On average from January 1998(7) to September 2002, 98% of PGE's total energy sales on a MWh basis and 97% of operating revenues were directly

------------------------
(5) OPUC July 21, 2003 Opening Brief in Support of Petition for Review, SEC Administrative Proceeding No. 3-10909, Application of Enron for Exemption Under PUHCA, at 3, available at www.sec.gov/spotlight/enron.htm.

(6) See, e.g., O.R.S. 757.020.

(7) 98% of PGE's total energy sales amounted to approximately 29,169 MW; 97% operating revenues were $1.6 million. See Testimony James Piro, Nov. 15, 2002 before the SEC.

attributable to Oregon retail customers or to managing the supply and price of energy for PGE's retail customers.

      C. SEC Determination That PGE's Out-of-State Revenues Preclude PUHCA Exemption

      On December 29, 2003, the SEC issued a decision in Enron Corp., Admin. Proc. File No. 3-10909 which concluded that PGE's wholesale out-of-state sales of power were too extensive for Enron to qualify for the "intrastate public utility holding company" exemption of Section 3(a)(1). (8) In so concluding, the SEC considered a number of factors but relied most heavily on gross utility revenues. Enron had argued against this approach, explaining that even though utility trading activity may yield a slight net gain or loss, the transactions that lead to that net gain or loss can result in significant gross revenues which do not accurately reflect the business reality. The SEC rejected Enron's argument. The SEC did not, however, close the door to a possible exemption. Significantly, SEC recognizes in the December 29, 2003 decision that an option would be for PGE to restructure its wholesale trading into a separate affiliate so that many of the utility gross revenues from interstate trades would be earned by the power purchasing affiliate, with PGE then acquiring the power based on the net cost of all the

------------------------
(8) The SEC stated:

                  Portland General's wholesale interstate sales of electricity consistently have produced a large portion of its gross operating revenues. In 1998, Portland General's interstate sales of electricity constituted approximately 12.25% of its total gross operating revenue. In 1999, Portland General's interstate sales of electricity represented approximately 11.26% of its total gross operating revenues. In 2000, the percentage of gross operating revenues that Portland General received from interstate sales increased to 32.17%, and it increased further to 45.55% in 2001. In the first nine months of 2002, Portland General's interstate sales of electricity accounted for 29.10% of the utility's gross operating revenue. In the most recent three-year period as of the date of the hearing -- 1999 through 2001 - Portland General earned an average of approximately 34% of its gross utility operating revenue from interstate sales.

                  The highest three-year average of interstate revenues that we previously found consistent with the granting of an exemption pursuant to Section 3(a)(1) was 13.2%.

purchasers and sales. PPC's revenues do not "count" as utility revenues for purposes of calculating the percentages of PGE's out-of-state revenues under PUHCA Section 3(a)(1). (9)

      As a result of the SEC decision, Enron initiated the process of becoming a registered holding company. The goal of the instant application, and of filings to be made with the SEC and OPUC, is to enable OEUC to restructure PGE's wholesale energy procurement operations with the result that OEUC and its Managing Member would qualify for exemption under PUHCA Section 3(a)(1) because certain of PGE's out-of-state sales will occur outside the utility through the vehicle of PPC.

      D.    Retail Rate Regulation

      The OPUC sets PGE's retail rates based on the costs of PGE's generation, power it purchases under long-term contracts, and power it purchases from the wholesale trading market, netted with the revenues that PGE makes from its wholesale sales. This approach expresses the OPUC's expectations that PGE will:

      - Economically dispatch its owned and contractual resources against current fuel and power markets, securing the lowest possible variable cost of providing power as possible; and

      - Sell at wholesale power from PGE's owned or contractual resources that is temporarily excess to customer's needs.

      OPUC monitors PGE transactions through the vehicle of quarterly meetings between PGE and OPUC staff and through the OPUC's ratemaking methodology. OPUC required PGE in its 2001 General Rate Case to lower or raise its rates on an annual basis if its forecasted power costs decline or increase -- called the Resource Valuation Mechanism ("RVM"). Under the current retail ratemaking framework, PGE forecasts both its fixed and variable costs of power

---------------------------
(9)By filing the instant application, Enron, OEUC and PGE do not concede the correctness of the SEC's ruling.

supply. Rates change to reflect changes in the fixed costs of PGE's owned resources only in periodic general rate cases. Rates change to reflect a new forecast of net (of forecasted sales) variable power costs every year, in the November prior to the calendar year the rates will be in effect. This forecast includes all purchases and sales of wholesale power made by PGE for the following year. PGE does not currently have any retail ratemaking mechanisms by which it reflects in rates the difference between these forecasted net variable power costs and the actual net variable power costs it experiences during the year. Thus, wholesale purchases and sales made during the calendar year do not automatically affect retail customer rates.

II.   THE RESTRUCTURING PROPOSAL

      PGE needs to manage its power portfolio price and reliability risk at trading hubs that present the greatest amount of price discovery, market liquidity and sufficient transmission access. The Mid C Market Hub is the most liquid hub in the Pacific Northwest. PGE would establish PPC to conduct the term wholesale transactions associated with power procurement that are currently undertaken by PGE. The net power acquired by PPC would be sold to PGE at cost for the benefit of PGE's retail customers based on the current net cost of PPC's "prompt month" portfolio. Any excess power acquired by PGE to serve retail load would be resold to non-affiliated third parties, with any positive or negative margin netted against the power procured by PPC to establish the net cost of power to PGE. Transactions usually would flow from PPC to PGE; however, on rare occasions where PPC is in a net short position with delivery obligations pending, PGE would sell power to PPC, again at PPC's cost. (10) It is the restructuring of PGE's operations to create a separate power marketing affiliate that is the subject of this application.

---------------------------
(10) That is, at a price equal to the net sum of the costs of all the purchases and the revenues of all of the sales of PPC's "prompt month" portfolio at that particular delivery point.

      To serve the interests of simplicity and transparency, and to avoid any requirement by the affiliate for transmission services, PPC will perform only term trades; that is, purchases and sales of a term one month or longer for delivery beyond the current delivery month. PGE would continue to perform for itself trading within the current month, including balance-of-month, day-ahead, and real-time transactions, as well as term trading. PGE and PPC would operate as follows:

      - The sole purpose of PPC is to execute "term" transactions for PGE's retail power portfolio. A "term" transaction is any transaction with a delivery date of thirty days or more from the date on which the transaction is entered and for which the delivery period begins at a future date beyond the current delivery month at an intra- or inter-state delivery point. The delivery points will include but are not limited to the trading hubs of the Mid C, COB, Nevada/Oregon Border ("NOB"), PGE System, Palo Verde and SP15 and NP15 in California.

      - PPC's relationship to PGE will be analogous, though not identical, to that of a service company. PGE and PPC will share marketing function employees engaged in trading, scheduling, settlement, accounting, risk management, and contract support. These employees will continue to reside on the PGE trading floor as they currently do. They will track their time, and accounting will book the time to appropriate accounts, according to the entity for which they are performing operational functions.

      - PGE marketing function employees will continue to analyze and monitor the market for the least-cost way to meet retail customer requirements. Based on this analysis, as frequently as changing conditions require, PGE will determine the price level and amount of power that PPC should buy or sell for one or more forward months to serve PGE's retail load.

      - PPC will execute any necessary wholesale sales or purchases, at fixed or index prices, for varying time periods and delivery points, both inside and outside the state of Oregon.

      - When third party transactions are executed by PPC, PPC will hold title.

      - At least three business days prior to the delivery month (the "prompt month"), PGE will sell to PPC by delivery point sufficient power to enable PPC to cover any net short position that must be settled in the prompt month, and will purchase by delivery point PPC's net long positions for the delivery month (such short and long positions hereinafter "prompt month portfolio"). The cost of the prompt month portfolio shall be the net sum of the cost of all purchases and revenues of all of the sales in the portfolio.

      - Under certain limited circumstances PGE may sell to PPC in order to deal with transmission issues, particularly at the Colstrip or COB delivery points.

      - During the delivery month, PGE will conduct within its own portfolio all balance-of-the-month, pre-schedule and real time trading at all delivery points in and outside of Oregon. PGE will retain the right to execute term transactions at delivery points outside of Oregon. PGE will track its interstate trading to ensure compliance with the appropriate SEC revenues cap (approximately 13%-15%).

      - PGE will not assign any of its transmission rights or other contractual rights to PPC. The transmission provider standards of conduct between PGE marketing function and PGE transmission will remain in place and will be respected by both PGE and PPC.

      -     All other PGE operations will remain a part of PGE.

      -     All PPC transactional costs will pass-through to PGE.

      - To ensure that all the benefits and risks of having PPC manage PGE's forward power position are transferred to PGE, the operations of PPC are designed such that 100% of the financial gain or loss on all power transactions entered into by PPC will flow back to PGE. This is accomplished by transferring power to PGE at the weighted average cost by delivery point to PGE. This policy and pricing mechanism thus would eliminate any incentive for PPC to over or under charge on transactions between itself and PGE.

   An example of the calculation illustrating the pricing of power in transactions between PGE and PPC is included in Exhibit A. An example of how PPC would report such transactions to FERC is attached as Exhibit B. PPC's proposed tariffs and the services agreement between PGE and PPC, attached as Exhibits E and F respectively, further describe the relationship between PGE and PPC. In addition, because on limited occasions it is possible that PPC will be net short and PGE will be selling power to PPC, the same PPC tariff governing the sales from PPC to PGE is being filed as a PGE rate schedule, attached as Exhibit F, to ensure that PGE is authorized to make such sales.

III. COMPLIANCE WITH STANDARDS FOR APPROVAL FOR PPC TO CHARGE MARKET BASED RATES IN TRANSACTIONS WITH THIRD PARTIES

      PPC requests that the Commission accept for filing under Section 205 of the Federal Power Act PPC's Rate Schedule FERC No. 1, which enables PPC to charge market-based rates in transactions with third parties beginning on December 19, 2004. (Until that date PGE is precluded from making sales at market based rates by virtue of the settlement of docket EL02-114). The Commission authorizes market-based rates for an affiliated power marketer if the power marketer (and each of its affiliates) does not have, or has adequately mitigated, market power in generation and transmission and cannot erect other barriers to entry. The Commission also considers whether there is evidence of affiliate abuse or reciprocal dealing. Louisville Gas and Electric Co., 62 FERC P. 61,016 at 61,143-44 (1993). See also LG&E Power Marketing, Inc., 68 FERC P. 61,247 at 62,121 (1994); Morgan Stanley Capital Group, Inc., 72 FERC P. 61,082 at 61,435-36 (1995).

      The following discussion demonstrates PPC's compliance with FERC criteria requiring that power marketers demonstrate that they lack or have mitigated generation and transmission market power and cannot erect barriers to entry.

      A.    Lack of Market Power Over Generation

      With respect to market power over generation:

            The affiliated marketer must demonstrate that any affiliates that own or control generation have no market power in generation or have adequately mitigated such market power. The affiliated marketer can make a demonstration by: (1) showing that the entire output of such generating units is committed under long-term contract; (2) showing that its affiliates already are authorized to sell at market-based rates; or (3) submitting a market analysis that indicates that neither it nor any of its affiliates have market power in generation in the relevant markets.

LG&E Power Marketing, 68 FERC at 62,121; Morgan Stanley Capital Group, 72 FERC at 61,435-36.

      The Commission concluded in Docket ER98-1643 that PGE meets the Commission's generation market power standard for market-based rates. On January 30, 2004, PGE submitted an Updated Market Power Study (Docket Nos. ER98-1643-006 and EL01-118-000). PGE
appended an analysis of market power by Dr. William Hieronymus that evaluated generation dominance for PGE's control area, as well as each of the "first tier" destination markets to PGE, using the then applicable Supply Margin Assessment ("SMA") test. (11)

      FERC in April of this year revised its power market screen, adopting "two new market power screens to assess generation market power, and modified measures to mitigate market power where it is found." 107 FERC P. 61,018 (2004). The first screen is a pivotal supplier analysis based on a control area's annual peak demand. The second screen focuses on a market share analysis applied on a seasonal basis. Both screens consider native load obligations, operating reserve requirements and other commitments of the applicant.

      On July 8, 2004, FERC issued an Order on Rehearing further clarifying its April Order and offering guidance for how to implement the two screens. 108 FERC Paragraph 61,026 (2004).

      Dr. Hieronymus has conducted a revised analysis of PGE generation market power under the new test as outlined in FERC's Orders of April 14 and July 8, 2004. His conclusions are reported in the affidavit attached as Exhibit C to this application. Dr. Hieronymus concludes that PGE does not have market power under either the pivotal supplier prong or the seasonal market power prong of the new test in any of the relevant markets. Additionally, he concludes that there are no concerns about transmission market power or control over fuels or new generating sites such that PGE could erect barriers to entry. In any event, in the transactions with third parties for which PPC requests market-based rate authority, which will occur primarily at Mid C, PGE does not have market power. PPC itself would not own or control any generation facilities. Thus, PPC and its affiliates would have no market power over generation.

---------------------------
(11) AEP Power Marketing, 97 FERCP. 61,219 (2001).

      B.    Lack of Market Power Over Transmission

      With respect to market power over transmission, FERC has stated:

            The affiliated marketer's affiliated public utility must have [an open access] transmission tariff on file that provides for comparable services.

LG&E Power Marketing, 68 FERC at 62,121; Morgan Stanley Capital Group, 72 FERC at 61,435-36. PGE filed its open access pro forma tariff in Docket No. OA96-78-000. PPC would not own or control any transmission or distribution facilities. Thus, PPC and its affiliates could not possess market power over transmission in the relevant market areas. Dr. Hieronymus reaches this conclusion in his revised market power analysis, attached as Exhibit C.

      C.    Lack of Other Barriers to Entry

      The Commission's evaluation of market power requires a demonstration that PPC and its affiliates cannot erect barriers to entry into the generation market. In evaluating barriers to entry, the Commission has focused on such things as: (1) control of sites for new capacity development; (2) key inputs, such as fuel for generation, including affiliation with or ownership of natural gas pipelines; (3) control of engineering and construction firms; and (4) control of local natural gas distribution systems. See Heartland Energy Services, 68 FERC P. 61,223 (1994). The Commission has concluded that "the same types of ownership or affiliations should be reviewed with regard to affiliated marketers." Id.

      Here, PPC and its affiliates cannot erect barriers to entry. PGE's sites for construction of power plants are limited and do not allow PGE to control market entry. In the WECC, 59,600 MW of construction is in process or planned for 2002-05 and an additional 20,400 MW is planned for 2006-10. In the Pacific Northwest, 10,950 MW of construction is in process or planned for the years 2002-05 and 9,000 MW for 2006-10.(12) PGE does not have the ability to frustrate entry due to control over fuels or fuel delivery systems. Its twenty-mile Kelso Beaver pipeline is a FERC jurisdictional facility with all of its firm capacity committed to supply PGE's Beaver generating plant,(13) and complies with FERC open access requirements. PGE owns 79.5% of the pipeline and Northwest Natural and US Gypsum own the balance. PGE's fuel contracts do not provide PGE with ability to frustrate entry. Thus PGE has no ability to block market entry by its competitors. PPC would control no critical sites, fuel inputs or pipeline assets.

      Accordingly PPC would qualify under FERC precedent for approval to charge market-based rates in transactions with third parties after December 19, 2004.

IV. APPROVALS AND WAIVERS REQUESTED TO ENABLE PPC TO SELL TO PGE AT NET COST AND TO ENABLE PGE TO SELL TO PPC AT PPC'S NET COST

      Applicants also request that the Commission accept for filing under
Section 205 of the Federal Power Act (a) PPC's Rate Schedule FERC No. 2, which enables PPC to sell to PGE at net cost and also enables PGE to sell to PPC at PPC's net cost; and (b) PGE's Rate Schedule FERC No. 14, which is identical to PPC's FERC Rate Schedule No.2. As noted above, the Applicants need to file the same tariff as rate schedules for both PPC and PGE because the agreement contemplates that sales could be made by either company depending on whether PPC is net long or net short in a particular month. In a series of decisions, FERC has authorized transactions between power marketers and their affiliates at market-based rates where there are retail price caps in place under state law and wholesale customers are protected

---------------------------

(12) See Tables 15 and 16, "Delivering New Choices for PGE's Customers, Supplement, 2002 Integrated Resource Plan - February 2003," at pages 48-49, also available at:
http://www.portlandgeneral.com/about_pge/regulatory_affairs/filings/pdfs/
irp_supplement.pdf.

(13) Under the open access requirement PGE has conducted its first open season and the Kelso Beaver pipeline is subject to possible expansion for the benefit of third party capacity requesters.

from any potential for affiliate abuse. These decisions are instructive with respect to the concerns that FERC has with respect to potential for affiliate abuse. As a result of the at-cost pricing and limited scope of PPC -- to procure power for the benefit of the utility -- there is no incentive for affiliate abuse. PPC will transfer the portfolio to PGE at the net sum of the cost of all of the purchases and the revenue of all of the sales. PPC will make no profits on its transactions with PGE and thus PGE and PPC have no incentive to engage in abusive transactions that would artificially increase PPC's profits at the expense of PGE's native load customers. PGE will reflect these net sums in its retail rates in exactly the same manner as it presently does. The OPUC will have access to all books and records necessary to ensure that no affiliate abuse occurred. Because the transactions will occur at cost and the inter-affiliate transactions will not benefit shareholders, there is no potential for affiliate abuse even in the absence of a state retail rate freeze.(14)

      A. PPC Should Be Permitted to Sell to PGE at Net Cost and PGE to Sell to PPC at PPC's Net Cost Because None of the Potential Inter-Affiliate Abuses Identified by FERC Applies in the PGE-PPC Scenario

      FERC has described the potential abuses that can arise from inter-affiliate transactions in a series of decisions.(15) FERC has explained that captive ratepayers can be adversely affected in the scenario where a franchised utility might sell power to the power marketer at a price below

------------------------
(14) As OPUC is aware, PGE also conducts a "merchant book" purchase and sale activity, which is essentially a brokerage activity that does not involve inventory. It is not a significant business in its own right; it merely enables PGE to monitor wholesale markets so that PGE can better perform its power supply inventory management function on behalf of retail customers. The net revenues for the merchant book were $2 million for 2003, negative $1 million for 2002, and negative $11 million for 2001 in comparison to total operating revenues of $1,752 million for 2003, $1,855 million for 2002 and $2,420 million for 2001. PGE's operation of the merchant book would not be conducted by PPC.

(15) E.g., Detroit Edison Co., DTE Energy Trading, 80 FERC P. 61,348 (1997); DTE Energy, 95 FERC P. 61,240 (2001); CMS Elec. Marketing, 92 FERC P. 61,236 (1996);
CMS Marketing, 92 FERC P. 61,262 (2000).

market to benefit the affiliated power marketer and its shareholders.(16) Detroit Edison Co., DTE Energy Trading Inc., DTE Co-Energy L.L.C., 80 FERC Paragraph 61,348 (1997).(17)

      In GPU Advanced Resources, 81 FERC P. 61,335 (1997), FERC addressed the converse scenario where in the context of seeking market-based rate approval, a power marketer sought to sell to the franchised utility at market-based rates. FERC expressed the concern that under this scenario "the possible affiliate abuse would stem from the marketing affiliate selling to the franchised utility at a price above market-based rates."(18)

      FERC explained four types of potential affiliate abuse in Heartland Energy Services, 68 FERC P. 61,223 (1994). These include (i) preemption of transactions; (ii) below market provision of non-power services by utility to affiliated marketer; (iii) self-dealing in transactions between the marketer and its affiliate; and (iv) exchange of confidential information.

------------------------
(16) FERC stated:

                     The Commission is concerned that Detroit Edison may have an incentive to favor sales of power to its affiliate, DTE Energy Trading, to the detriment of Detroit Edison's captive customers. Affiliate abuse takes place when the public utility and its affiliated power marketer transact in ways that result in a transfer of benefits from the affiliated public utility (and its captive customers) to the affiliated power marketer (and its shareholders). For example, if Detroit Edison sells power to DTE Energy Trading under its proposed cost-based power sales tariff, whether at a discounted cost-based rate or even at the cost-based ceiling rate, and if the market price at the time the sale is agreed to is higher than the cost-based rate, then Detroit Edison's captive customers will be harmed. In effect the difference between the market price and the cost-based rate would be transferred from Detroit Edison's captive customers to DTE Energy Trading's shareholders (which are the same shareholders as Detroit Edison's shareholders).

(17) FERC's 1997 decision accepted DTE's market-based sales tariff which prohibited DTE Energy from engaging in affiliate sales or purchases without making a separate filing under section 205. The FERC allowed Detroit Edison to make wholesale power sales to DTE Energy at negotiated rates subject to the following conditions designed to avoid cross-subsidization: (1) Detroit Edison may sell power to DTE Energy only at a rate that is no lower than the rate it charges non-affiliates; (2) with respect to any power offered to DTE Energy, Detroit Edison must make the same offer at the same time to non-affiliated entities through its electronic bulletin board; and (3) Detroit Edison must simultaneously post via its electronic bulletin board the actual price charged to DTE Energy for individual transactions.

(18) See also First Energy Trading & Power Marketing, Inc., 84 FERC P. 61,214 at 62,038 (1998) (allowing power market affiliate to sell power to utility at market based rates provided that applicants demonstrates that any proposed safeguards mitigate the potential for affiliate abuse).

      None of these abuse scenarios arise with respect to sales by PPC to PGE. PPC will sell to (and on rare occasions buy from) PGE at a price calculated to transfer the net cost of PPC's prompt month portfolio to PGE. PPC will not retain any net gain or losses from its trading activities. PPC's trading activities will be exclusively for the benefit of PGE. See Exhibit A for an example of transactions between PPC and PGE.

      Oregon's RVM mechanism is not the same as a retail rate freeze, in that the RVM mechanism represents an annual adjustment to rates, and in that retail prices can increase under an RVM mechanism (e.g., retail rates are not "capped" in Oregon). However, similar to a retail rate freeze, the RVM mechanism provides additional assurance to FERC that inter-affiliate transactions will not be abused for the benefit of shareholders. With RVM, as with a rate freeze, retail rates cannot be increased as a result of affiliate transactions, which will be reported both to FERC and OPUC and will be monitored closely by OPUC. All transactions will affect PGE's retail rates in exactly the same manner as they do today. There is no potential for preemption of transactions with non-affiliated suppliers because PPC will procure power for PGE solely for the benefit of PGE. Nor will PGE offer PPC non-power goods or services under preferential terms which could result in cross subsidization. PGE and PPC will share employees engaged in trading operations and will account for time accordingly. See Services Agreement, Ex. F, for details about accounting between the two entities. Any information "exchanged" between PGE and PPC will be for the benefit of PGE's retail customers as PPC enables PGE to meet its obligations to minimize power costs incurred in providing retail service.(19)

------------------------
(19)Because of PGE's compliance with Order 2004, described infra, neither PGE nor PPC will be privy to any confidential information provided to the transmission employees of PGE.

      B. Because PPC Will Be Selling to PGE at Net Cost and PGE Will Be Selling to PPC at PPC's Net Cost, the Code of Conduct Requirements Will Be Satisfied

            1. Market-Based Rate Based Code of Conduct Requirements Are Inapplicable

      FERC has explained the purpose of Code of Conduct Requirements in Carolina Power & Light Company, 97 FERC Paragraph 61,063 (2001):

                  The Commission requires a market-based rate code of conduct when a power marketer is affiliated with a public utility with a franchised service area and captive customers. The code of conduct governs the relationship between the power marketer and the affiliated franchised utility. The purpose of the code of conduct is to prevent the affiliates from acting in a manner that results in a transfer of benefits from the franchised utility and its ratepayers to the power marketer and its shareholders. In contrast, the standards of conduct were codified in the Commission's regulations by Order No. 889 and apply to any public utility that controls electric transmission facilities. The purpose of the standards of conduct is to restrict the ability of electric utilities to give their marketing affiliates or wholesale merchant functions undue preferences over non-affiliated transmission customers. In market-based rate cases, both the power marketer and the affiliated franchised utility must comply with a code of conduct.

      FERC has imposed the affiliated power marketer code of conduct to protect captive ratepayers as a condition to market based rate authority:

            The standards of conduct are designed to prevent a regulated company's market power over transmission from being used to benefit other aspects of its energy business, and so focuses on the transmission function. For public utilities, the Commission also imposes codes of conduct for power sales to govern the relationship between an investor-owned public utility and its power marketing affiliates. The purpose of the codes of conduct is to protect captive ratepayers of the investor-owned public utilities. The codes of conduct have been imposed as conditions to market based rate authority.(20)

      FERC decisions consistently link the affiliated power marketer-code of conduct requirements to requests by the power marketer to charge market-based rates in affiliate

------------------------
(20) See Order 2004, Standards of Conduct for Transmission
Providers, Docket No. RM01-10-000 96 FERC P. 61,334 (2001) (NOPR).

transactions. See CMS Marketing, 95 FERC Paragraph 61,308 (2001) ("The Commission requires the filing of a code of conduct where a power marketer affiliated with a traditional public utility with captive ratepayers seeks market-based rate authority. The purpose of the code of conduct requirement is to safeguard against affiliate abuse and protect against the possible diversion of benefits or profits from traditional public utilities with captive ratepayers to an affiliate entity for the benefit of shareholders.").(21)

      FERC has waived power marketer code of conduct requirements in cases where there is no potential for affiliate abuse. In the instant case, there is no potential for abuse. All power procured by PPC is provided to PGE for the benefit of the utility. Applicants do not seek to charge market-based rates in affiliate transactions.

      Applicants seek an exception to the condition imposed by the Commission in its decision to PGE in Docket ER98-13-000 in which the Commission required that PGE permit instantaneous monitoring of its transactions with its parent and similarly situated customers by offering power for sale on an electronic bulletin board.(22) The abuses sought to be remedied by such requirement are not present here.

------------------------
(21) See also Detroit Edison, 95 FERC P. 61,240 (2001) ("In order to transact at market-based rates, the Commission requires a code of conduct when a power marketer is affiliated with a traditional public utility with captive ratepayers. The purpose of the code of conduct requirement is to safeguard against affiliate abuse and protect against the possible diversion of benefits or profits from traditional public utilities with captive ratepayers to an affiliate entity for the benefit of shareholders."); First Energy, 94 FERC P. 61,177 (2001) ("The Commission requires the filing of a code of conduct where a power marketer affiliated with a traditional public utility with captive ratepayers is granted market-based rate authority. The purpose of the code of conduct requirement is to protect against the possible diversion of benefits or profits from traditional public utilities with captive ratepayers to an affiliate entity for the benefit of shareholders."); Potomac Power Resources, 93 FERC P. 61,246 (2000) ("The Commission requires the filing of a code of conduct where a power marketer affiliated with a traditional public utility that has captive ratepayers seeks market-based rate authority. The purpose of the code of conduct requirement is to safeguard customers against affiliate abuse and protect against the possible diversion of benefits or profits from traditional public utilities with captive ratepayers to an affiliated entity for the benefit of shareholders."); Exelon Generation Company, L.L.C., PECO Energy Company, 93 FERC P. 61,140 (same).

(22)89 FERC P. 61,267 (1997).

      The posting and sale requirement is designed to avoid the scenario where a regulated utility with captive ratepayers sells below market to its unregulated affiliate, which allows the affiliate to artificially increase its profits to the benefit of shareholders and at the expense of the regulated utility's captive ratepayers. By requiring the utility to sell at the price offered to the unregulated affiliate to unrelated parties, the Commission ensures that the utility will not make sales at prices that are below the current market price. Conversely, the unregulated affiliate is required to offer to sell to third parties at the price charged to the utility to assure that the price charged by the unregulated affiliate to the regulated utility is not above market. Here, there is no potential for abuse as revenues from all transactions between PGE and PPC ultimately benefit the utility rather than shareholders. This is because PPC transfers the benefit of all sales to PGE and makes no profits on any transactions with PGE.

      Moreover, a post and offer requirement would seriously harm the utility and its ratepayers by depriving PGE of needed power supply and imposing on it adverse economic consequences. The prices of power for purchase and sale between PGE and PPC are based not on short-term market prices, but on the net cost of PPC's prompt month portfolio and could be significantly different from short-term market prices. A simultaneous offer by PGE to sell power to third parties at the price it sold power to PPC will likely create a situation where PGE may not have the power to meet its delivery obligation. If PGE then has to rely on the short-term market to cover its delivery obligation to third parties, it may end up paying more for the power than the price it is receiving from the third party. In addition, because of the offer requirement, PGE could be required to sell at interstate marketing hubs, thereby vitiating its purpose for establishing PPC, which is to limit the PGE interstate sales of power. A simultaneous offer by PGE to buy power from third parties at the price paid to PPC will likely create a situation in which PGE acquires substantial excess power that it then must sell. Because the price paid by PGE is not based on short-term market prices, PGE could end up buying from and selling to third parties power at prices detrimental to its ratepayers on a net basis.

            2.    Reporting of PGE & PPC Transactions

      To permit monitoring of the restrictions here proposed on PPC's sales to PGE, a report will be submitted to FERC and OPUC on a monthly basis showing that the entire net value of PPC's prompt month portfolio was transferred to PGE, and that no net positions, costs or revenues were left in the PPC portfolio for the monthly period. This report will contain a summary of total purchase and sale MWhs and dollars for transactions between PPC and third parties and between PPC and PGE that were settled during the month, and will detail transaction-level information (transaction date, counterparty, delivery period, point of delivery, quantity, price, and total extended revenue or cost)(23) supporting the amounts in the summary. An example calculation is attached for FERC's review. See Exhibit B.

            3.    Transmission Provider Standards of Conduct Remain in Place

      The Transmission Provider Standards of Conduct between PGE market function and PGE transmission will remain in place and both PGE marketing function and PPC will respect them. Additionally PGE and PPC will respect the Market Behavior Rules. PGE transmission will not share information with PGE market function and PPC that cannot be provided under FERC standards of conduct rules. PPC will have the same confidential information available to it as is available to PGE market function and all of the benefit of such information will accrue to PGE. PPC will engage in transactions only upon the request of PGE. PPC will execute

------------------------
(23) Due to confidentiality and antitrust concerns, individual transaction-specific cost data might need to be confidential for a period of time.

transactions only for the benefit of PGE and will not provide power-marketing services to any other party. Because PPC is an entity that will be operating at cost, any profits embedded in its trading will flow back to PGE for treatment under the state retail ratemaking framework then in place.

      C.    PGE Restructuring Will Raise No "Re-Integration" Concerns

      The proposed restructuring does not raise "re-integration" concerns as the PGE/PPC restructuring will not increase in any manner generation controlled by PGE. The PGE/PPC restructuring does not affect or diminish the opportunities for sale of power to PGE by independent generators since PPC will not have any generation nor will the restructuring increase PGE's generation.

      D. FERC Approval of the Instant Application Is Consistent with OPUC and SEC Regulation

      OPUC took the position in papers filed with the SEC that it had adequate "authority to regulate Portland General's utility activities, including regulation of Portland General's out-of-state wholesale sales, transacted to prudently manage its native Oregon load." (24) OPUC further stated:

            Although Portland General enters into some wholesale transactions outside of Oregon, the OPUC has access to the books and records of these transactions. Whether or not wholesale power sales take place on the Oregon side of the border or outside of Oregon does not affect the ability of the OPUC to protect Portland General's retail customers.

                  All of Portland General's retail customers are located within
            Oregon and the OPUC effectively regulates the effect of Portland General's out-of-state wholesale sales on retail rates. Retail rates for customers of Portland General are based on the OPUC's approved prudent costs of providing service to customers, which includes the costs of wholesale power netted against any margins received from the sale of wholesale power. As a result, it benefits Oregon ratepayers that

------------------------
(24) Opening Brief of OPUC, July 21, 2003 in SEC PUHCA docket File No. 3-10909.

            Portland General transacts purchases and sales of electricity at wholesale in the most cost effective markets available in the Western Interconnection, regardless of where such markets happen to be located.(25)

      NARUC similarly expressed its view that utilities need to be able to "prudently manage their businesses to provide service at the least cost to retail customers" and that PGE's "participation in wholesale markets is done to benefit the retail customers of its service area...".(26)

      In its December 29, 2003 decision denying the intra-state holding company exemption to Enron, the SEC suggested that the out-of-state revenues problem could be addressed if PGE were to conduct its energy trading activities in a separate non-utility subsidiary.(27) The instant application and related filings with the SEC are intended to create such a structure that addresses PUHCA concerns while at the same time not impairing the ability of this Commission and the OPUC to conduct reviews to carry out their respective jurisdictional mandates.

      Thus the decision whether post restructuring OEUC and its Managing Member would qualify for the Section 3(a)(1) exemption would rest with the SEC and review of effects on retail ratepayers will rest with OPUC.

V.    REQUEST FOR CERTAIN WAIVERS AND BLANKET AUTHORIZATION

      The Commission consistently grants certain waivers and authorizations of various Commission regulations to power marketers. PPC requests the following waivers and authorizations that are consistent with those typically requested and granted:

------------------------
(25) Id.

(26) See Amicus Brief In Support of the Oregon Public Utility Commissions Opening Brief, July 21, 2003.

(27) See also Division of Investment Management's Brief in Opposition to the Petitions for Review dated as of August 20, 2003, fn. 55.

      (i)   waiver of Parts 41, 101 and 141 of the Commission's regulations;

      (ii) waiver of Subparts B and C of Part 35 of the Commission's regulations, except for Sections 35.12(a), 35.13(b), 35.15 and 35.16;

      (iii) blanket approvals as to Section 204 of the FPA(28) and Part 34 of the Commission's regulations for all future issuances of securities and debt; and

      (iv) waiver of the full filing requirements of Parts 45 and 46 of the Commission's regulations (requiring only an abbreviated filing identifying any interlocking directorates).

VI.   DOCUMENTS SUBMITTED WITH THIS APPLICATION

      Applicants submit herewith:

            Ex. A        Sample of PPC Term Transactions with Third Parties and
                         PGE

            Ex. B.       Example of Monthly Transaction Report to be filed with
                         FERC

            Ex. C.       Affidavit and C.V. of Dr. William Hieronymus

            Ex. D.       PPC's Rate Schedule FERC No. 1 - Market Based Rate
                         Tariff

            Ex. E. PPC's Rate Schedule FERC No. 2 - - Term Power Procurement Agreement

            Ex. F. PGE's Rate Schedule FERC No. 14 - - Term Power Procurement Agreement

            Ex. G.       Service Agreement Between PGE and PPC

                                   CONCLUSION

      For the foregoing reasons, Applicants seek acceptance for filing of the proposed tariffs under Section 205 of the Federal Power Act to permit PPC to engage in sales to third parties at market-based rates and to engage in affiliate transactions at cost. The purpose of the

------------------------------
(28) 16 U.S.C.A. Section 824c.

restructuring is to enable OEUC and its Managing Member to meet the requirements for exemption as an intrastate public utility holding company under Section 3(a)(1) of PUHCA.

      Applicants do not anticipate that there will be many other utilities who set up power procurement affiliates similar to the instant application. Absent the resort to out-of-state hubs and the need to restructure to satisfy the requirements for the SEC exemption, there would be no motivation to establish a procurement affiliate that exists to benefit the utility and transfers at cost to the utility. Establishment of such an affiliate entails administrative costs (which will not be passed through to ratepayers) and a need to negotiate new wholesale contracts.

                                Respectfully submitted,

                                ___________________________________________
                                Sara D. Schotland, Esq.
                                CLEARY, GOTTLIEB, STEEN & HAMILTON
                                2000 Pennsylvania Avenue, N.W.
                                Suite 9000
                                Washington, D.C.  20006-1801
                                (202) 974-1500
                                Counsel for Oregon Electric Utility Company

                                Clifford (Mike) M. Naeve
                                SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                1440 New York Avenue, NW
                                Washington, DC 20005-2111
                                (202) 371-7070
                                Counsel for Portland General Electric Company

                            UNITED STATES OF AMERICA

                      FEDERAL ENERGY REGULATORY COMMISSION

Oregon Electric Utility Company
Portland General Electric Company                        Docket ER04 - _____-000
Portland General Term Power Procurement Company

                                Notice of Filing
                              (September [ ], 2004)

      Take notice that on September 8, 2004, Oregon Electric utility Company ("OEUC"), Portland General Electric Company ("PGE") and Portland General Term Power Procurement Company ("PPC") petitioned the Commission for approvals necessary to enable OEUC to restructure PGE's wholesale energy procurement activity, specifically: acceptance of PPC's Rate Schedules FERC No. 1 and FERC No. 2; acceptance of PGE's Rate Schedule FERC No. 14; the granting of certain blanket approvals, including the authority for PPC to sell electricity at market-based rates; and the waiver of certain Commission regulations.

      PPC will engage in term wholesale electric energy and capacity transactions as a marketer for PGE's retail portfolio. PPC will not be in the business of generating or transmitting electric power. In transactions where PPC sells electric power, it proposes to make such sales on rates, terms and conditions to be mutually agreed to with the purchasing party.

      Any person desiring to be heard or to protest said filing should file a motion to intervene or protest with the Secretary, Federal Energy Regulatory Commission, 888 First Street, N.E., Washington, D.C. 20426, in accordance with Rules 211 and 214 of the Commission's Rules of Practice and Procedure (18 C.F.R. Sec. 385.211 and 385.214). All such motions or protests should be filed on or before ___________, 2004. Protests will be considered by the Commission in determining the appropriate action to be taken, but will not serve to make protestants parties to the proceeding. Any person wishing to become a party must file a motion to intervene. Copies of this filing are on file with the Commission and are available for public inspection. This filing may also be viewed on the Commission's web site at http://www.ferc.gov. Comments, protests and interventions may be filed electronically via the internet in lieu of paper. See 18 C.F.R. 385.2001(a)(1)(iii) and the instructions on the Commission's web site under the "e-filing" link.

                                                Magalie R. Salas
                                                Secretary